UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

HARRIS INTERACTIVE, INC.
(Name of Issuer)
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Common Stock
(Title of Class of Securities)
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414549105
(CUSIP Number)
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December 31, 2001
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 pages

Cusip 414549105
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1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Brinson Partners, Inc.
36-3664388
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2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Delaware
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Number of       5.  Sole Voting Power           11,790,278
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    11,790,278
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,790,278 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
22.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
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* Brinson Partners, Inc. disclaims beneficial ownership of such securities.

Page 2 of 8 pages

Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
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Number of       5.  Sole Voting Power           11,790,278
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    11,790,278
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,790,278 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
22.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
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* UBS AG disclaims beneficial ownership of such securities.

Page 3 of 8 pages

Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Virginia Retirement System
54-600180
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Virginia
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Number of       5.  Sole Voting Power           ________0_
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    10,186,144
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
10,186,144 Shares
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
19.7%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
EP
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Page 4 of 8 pages

Cusip 414549105
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Item 1(a).  Name of Issuer:
HARRIS INTERACTIVE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
135 Corporate Woods
Rochester, New York  14623
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Item 2(a) Name of Persons Filing:
Brinson Partners, Inc.("BPI"), UBS AG ("UBSAG")and Virginia
Retirement System ("VRS")

Item 2(b) Address of Principal Business Office or, if none,
Residence:
BPI's principal business office is located at:
209 South LaSalle, Chicago, Illinois  60604-1295
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland
VRS's principal business office is located at:
1200 East Main Street
Richmond, Virginia  23219

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
414549105
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Item 3.  Type of Person Filing:
BPI is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission. VRS is an employee benefit plan, not subject to ERISA, maintained primarily for the employees of the state of Virginia.

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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

Page 5 of 8 pages

Cusip 414549105
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Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
Accounts managed on a discretionary basis by BPI have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. An account managed on behalf of VRS on a discretionary basis by BPI holds approximately 19.7% of the outstanding Common Stock.

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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
[See item 3 above]
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Item 8 Identification and Classification of Members of the
Group:
BPI is an indirect wholly-owned subsidiary of UBS AG. UBS AG is reporting indirect beneficial ownership of holdings by reason of its ownership of BPI and UBS (USA) Inc., a parent holding company of BPI. Neither BPI nor UBS AG affirms the existence of a group within the meaning of Rule 13d-5(b)(1). VRS appointed BPI as an investment adviser and BPI manages the VRS account holding the subject shares.
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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Page 6 of 8 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2002

Brinson Partners, Inc.


By: ______________________     By: ______________________
      Mark F. Kemper                Charles R. Mathys
      Secretary                     Assistant Secretary

UBS AG


By: ______________________    By: ______________________
      Robert C. Dinerstein          Robert B. Mills
      Managing Director             Managing Director


VIRGINIA RETIREMENT SYSTEM


By:  ________________________
     Thomas D. Berman
     Executive Director of Brinson Partners, Inc.
     On behalf of Virginia Retirement System
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EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

Brinson Partners, Inc.,UBS AG and Virginia Retirement System each agrees that this Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  March 27, 2002

Brinson Partners, Inc.



By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary

UBS AG


By: /s/Robert C. Dinerstein        By: /s/Robert B. Mills
      Robert C. Dinerstein              Robert B. Mills
      Managing Director                 Managing Director

Page 7 of 8 pages

VIRGINIA RETIREMENT SYSTEM


By:  /s/Thomas D. Berman_______
     Thomas D. Berman
     Executive Director of Brinson Partners, Inc.
     On behalf of Virginia Retirement System


Page 8 of 8 pages